Filed by Total System Services, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Total System Services, Inc.

Commission File No. 001-10254

Date: July 24, 2019

The following is a transcript of a presentation and Q&A session by M. Troy Woods, Chairman and CEO of Total System Services, Inc. (“TSYS”) and Jeffrey S. Sloan, CEO of Global Payments Inc. (“Global Payments”) which took place on July 24, 2019, a recording of which was subsequently made available to all team members of TSYS.

Transcription of Q&A Session July 24, 2019

Corporate Participants:

M. Troy Woods, Total System Services, Inc. – Chairman, President & CEO

Jeffrey S. Sloan, Global Payments Inc. – CEO & Director

Troy Woods

Thank you. Good morning.

Audience

Good morning.

Troy Woods

We were just talking, several of us coming in, what a nice fall day. And, in the middle of July. Jeff said we think the weatherman got it confused with somebody else, almost like football weather out there.

What a crowd. Hard to believe it’s been about 90 days since we’ve all been together, so appreciate everybody making the effort and joining us this morning by video and teleconference. I’ve got a lot of things I want to talk about. We do have a special guest this morning, probably why we’ve got such a big crowd here this morning.

I’ll introduce him again in a minute. I want to go over a few things, talk about the merger of course, a few other things, and then we’ll open it up, perhaps if we have time at the end, for some Q&A. And, so why don’t we get started?

I want to talk a little bit about earnings, which we haven’t had yet. So, as you know, we usually come in here as a group once a quarter, the day after earnings. And, because of the merger going on and so forth and so on, obviously we have not had earnings yet. But, we will have them next Wednesday, a week from today, when the market closes. We’ll release our earnings at 4:30 or so next Wednesday. So, want to make sure you understood why Paul and I are not standing up here this morning, talking about 2Q earnings.

But, we have had a lot of activity, of course, going on in the second quarter and I thought I’d talk about some of that, some of the highlights. Clearly, the biggest thing going on in the second quarter was the merger announcement back on May the 28th with the merger of equals with our great friends up at Global Payments in Atlanta.

I’m going to talk a lot more about that in a few minutes, so just hold that. But, obviously you couldn’t talk about second quarter activity and announcements without leading with that one.

We also had a couple of very, very good recognitions during the quarter, two that are very close to me and I know they’re very close to each and every one of you as well. For the sixth time in a row, we were recognized by the Civic 50 as being one of the top 50 companies—now think about that. Top 50 companies in the United States, no size, anything, big, small. That’s the big boys down to us.

Top 50 in the United States as being one of the top community minded, give-back type of companies. And, again, as I’ve said, for the sixth year in a row. And, kind of in that same vein about what makes us tick and how we give back, we were recognized by Military Times Magazine, the Edge magazine, as being one of the top employers in the country for veterans.

So, when you think about giving back to the community in which we live and play and work and helping our veterans, it couldn’t get much better than being recognized by those two great organizations. So, give yourselves a great big round for that.

That’s really important. Of course, we had some great segment highlights and I thought I’d touch on some of that as well, beginning perhaps with the issuing segment. Again, no financials to report this morning, but a couple of things I want to share with you.

We continue the trend of setting some records in our issuing business. Set two more records in the quarter, transactions, up 6.7 billion transactions, up about 9.8 percent. And, when you look at last week, I think Well, Citibank, Bank of America, JP Morgan, Chase all released their earnings last week and all of them talked about their credit card volumes.

And, this number of 9.8 for us is transactions. As you know in our card business, we’re more transaction focused. The banks are more volume focused. But, all of them reported volume increases in this same level of increase. That’s 7 and a half to about 10 and a half percent. So, another record month for transactions.

We also set a record for accounts on file at roughly 640 million accounts on file. I think we had one and a half million when we went public in 1983, so have come a long way in that 35 years or so.

Also, we had a great month with new business. I talked a little bit about one of them in our call last month, but it actually happened the first week of the second quarter, and that is SunTrust. As many of you know, we already had SunTrust on our loyalty business in the issuing side, have been trying to get their consumer business for decades, and the team was very successful in getting SunTrust signed up to an eight year agreement for their consumer and commercial business.

And, a lot of people are working hard to get that converted in 2020. And, that is a huge win and a huge takeaway from the evil empire that we talk about all the time. So, that is a really, really, really big, big win.

I also talked, at one of our meetings, about the opportunity we had to get our second customer in Brazil. As you know, we’ve been struggling. We came out of the chute, got the second largest retailer in the world right off the bat with Carrefour. Then we kind of struggled to get that second customer.

And, we signed up that second customer, which is one of the largest asset managers in all of Brazil, online brokerage to putting out a credit card and they’ve selected TSYS as their processor. So, a great win down in Brazil.

Also, and we’ll talk a little bit more about this one toward the middle or end of August, but we’ve talked about Cap One and all the great business that they’re bringing our way with the Walmart business and the retail business that we’re working on converting as well.

But, as a part of that retail business that’s coming our way, there’s going to be this great opportunity to really boost the employment in Columbus around our call center operation and some of the work we’re going to be doing for them.

And, Keith and his team have been working hard, Rick, to get that done. I think—I saw Keith a minute ago. Like middle, toward the end of August, right? There will be a big announcement on that. Stay tuned. Big ribbon cutting and I don’t want to steal any more thunder. But, that’s a big deal.

Also, on the renewal front, like almost every month, every quarter, we had some pretty significant renewals in the quarter, Wright Express, WEX renewed their agreement with TSYS, KVC in Ireland, one of our great customers in our international business, and of course Synovus right here in Columbus, our first customer, I guess ever. They’re also our longest and largest TS1 customer.

And, a lot of people are working very hard to get them converted from TS1 to TS2 finally, which that’s going on now. So, we extended that agreement and expanded that agreement with Synovus to not only get their business going to TS2, but they’re also taking advantage of our customer service and digital engagement platforms. So, a lot of great renewals going on for the quarter in the issuing business.

Moving on to consumer, Netspend, another pretty active quarter for them as well. On the new business front, AMC theaters. I know a lot of you are familiar with it in Columbus. They bought Carmike and I think they’re the first or second largest—they’re either the largest or second largest movie theater chain in the country.

So, in our pay card channel, they’ve signed them up to pay all of their employees around the United States through the Netspend pay card product. So, that was a big win in the pay card channel.

They also, after working for about a year, signed an agreement with the WWE. How many follow—we’re going to show who you are now. How many follow WWE?

Well, you know who it is. I can tell by the laughter. We did sign the WWE in the second quarter, and I was kidding Kelly, how long is it going to take to get Netspend on the mask of the Assassin? And, I don’t know if that’s going to happen or not, but it’s a big deal and they’re putting a lot of money behind it to promote it for the GPR card in the direct channel of consumer solutions. So, that’s a big deal as well.

They also renewed PayPal. Now, that is a name everybody, of course, knows and they are a very, very large and significant customer of ours in the consumer solutions group. And, I think we’ve talked about this. I’m not sure. It might have been on the call or—I get confused, talking to investors sometimes, who I’ve said what to whom.

But, we also have worked with Walmart, our consumer solutions group, to expand our relationship with Walmart to include putting a PayPal GPR product on the pegs in Walmart. So, a couple of big wins during the quarter for PayPal.

The second quarter also was our first full quarter, and you’ve heard me stand up here for two and a half, three years talking about CFPB. And, of course, the CFPB rules went into effect April the 1st. So, we’ve got one full quarter behind us in 2Q. Everything has gone well, minor issues, so kudos to Kelly and all the people that’s worked so hard for literally probably two or three years getting ready for April 1st.

And, the DDA product that we’ve chatted about as well, that we introduced, is continuing to grow and go strong. It’s not rolled out in scale in all four channels, and we closed the quarter approximately at 700,000 DDA active accounts. So, again, good progress on the DDA front.

On the merchant side, a lot going on on the merchant side. Of course, one of the big announcements during the quarter was the departure of Philip McHugh. All of you, you know, he’s been here many times, the Executive and President of our Merchant Solutions Group has gone on, and we certainly wish him the best.

But, Mike Peters, who many of you know, has been with us through the M&A transaction with transfers, has stepped up and taking on the executive responsibility for all of our merchant business. And, as you know Mike, he’s hit the ground running. He hasn’t let any time get away from him, and he’s made some good moves. He’s made some organizational changes already.

He’s doing a very, very good job. That’s probably the biggest news going on in the merchant segment for the quarter.

Integrating, continuous to grow, as you know, we talk about that a lot, our ISV business, our integrated business. It’s now approximately right at 40 percent of all of our direct revenue in the merchant segment. So, every month, every quarter, it’s ticking up, which is exactly what we want it to do.

Kind of like the issuing side, POS transactions for the quarter were up 13 plus percent. So, another just robust spending during the quarter by all consumers on both sides.

The Vital product that we’ve talked about had a great quarter, about 12,000 Vital units were sold during the quarter. And, as you know, we’ve talked about BB&T has been one of the big sellers of our Vital product on the indirect side of our merchant business. They’re kind of leading that charge. But, a lot of other customers and F5s in our business as well. So, that product—and kudos to Bob Leonard and all the people there.

We’re all hoping, because of the SunTrust agreement that I mentioned a few minutes ago, we have BB&T on the indirect side of merchant. We do not have BB&T on the credit card side, so we all keep our fingers crossed with SunTrust and BB&T coming together and their merger, that we’ll have this great opportunity to bring back home BB&T where they ought to be. They should have never left the first time, but that’s another story.

On the new business front, a couple of great new pieces of business in the merchant group. Our old friends, the Hyman twins, Matt and Zach and a business called SpotOn and we’ve been very supportive of them from day one and we’ve signed a new eight year agreement with them. And, we signed a new three year agreement with the fashion ladies retailer, Forever21. Many of you may be familiar with them.

They’ve been in the press a little bit lately. They’re struggling financially. I think they may go through a reorganization, but there will still be credit cards to be used and spent there as well. So, all in all, a great quarter for the merchant group as well.

I want to talk a little bit about the merger. I said I’d come back to it. As you might expect, there’s a lot going on and I’m going to touch on six or seven things. I know Jeff will want to give his perspective on a few things if anybody has some questions at the end.

But, I thought I would try to touch on those things that might be germane and important to you and probably the best place to start is the regulatory side of any merger you do with two public companies. So, that’s where I want to start.

So, early on, one of the first things we had to do, of course, is file but as a part of the antitrust division and the FTC, what’s called a Hart-Scott-Rodino, HSR. And, basically what it is, what they do, is before you can consummate any public company merger like this, you have to file with them for them to look at it and opine on it if you will, to look at it from perhaps an anti-competitive perspective before you can pay any kind of executive compensation.

They may want to look at it from divestiture perspective, etc. And, they have a timeframe once you file with them to look at it. So, we did all of that and that timeframe has passed. We’ve got an early termination from them, which is good. That’s what we had hoped to get. So, the HSR part of the filing is kind of checked that and that’s done.

Right after that—maybe not in the same order, but you have to file—and this is great. I love it because I brought it with me. So, in typical—well, I’m not going to say that. But, this is called an S4 form. It’s part of the SEC, the Securities and Exchange Act, and it’s an S4 form. And, it’s about 194 pages of form.

And, so a lot of people had to work extremely hard at Global of course and TSYS to put it together. And, this was filed with the SEC on July the 3rd, the day before the holiday. And, not totally unlike HSR, they’ve got a period of time that they will take this document ostensibly and go through it or look at it and get back with you in a period of time as well if they want to take a more in depth review.

Well, I think early last week, we got word—it might have been toward the end of the week before last—that they too have no issues, no problems. They will not take on a review. And, so again, check the box as it relates to the S4 filing with the SEC.

So, two down, right? And, so next, speaking of regulatory, sticking with that a few minutes, so when we bought Netspend back in 2013, as a part of their business, they have to have money transmitter licenses in every state where they operate. And, I think that’s 47 or 48 states.

And, so with this change in control going on with this merger, we’re having to notify all those states that this is going on and that kind of deal. And, we’ve heard back from about 20 of those states already in different forms, some have already blessed and approved and some asking for maybe another piece of data. But, that will go on over the next month or two, so that’s going on as well behind the scenes on the regulatory front.

Also, because we are quite significant in Canada, we had to file paperwork with the Canadian Competition Bureau and same type of process. You give them all this paperwork and what’s going on and they take this period of time.

Well, we got word last week I believe as well that they too have blessed it, if you will, and it’s fine. So, from the Canadian perspective, check that box.

And, so really there’s one more major regulatory hurdle if you will that we need to deal with and that’s the European Union. And, a little bit longer pole in the tent, but everything is going fine. We really do not expect any issues coming out of that, but it does take a little bit longer and we do expect and hope to hear back on that toward perhaps middle/late September. So, that’s kind of an around the world regulatory of what’s going on there.

Now, let me talk a little bit about the proxy mailing. A lot of people—this S4 and it’s called an S4 registration statement, but proxy is basically one in the same. And, so this document, in a prettier form, will go out, a joint document, Global and TSYS, will go out, I think we’re still shooting for tomorrow. Is that right, Sanders?

I know he’s here somewhere. But, I think we are trying to get this in the mail tomorrow. Jeff, maybe is that right still? Still trying to get this out tomorrow to all of our shareholders. And the shareholder record of date of owning stock was the day before yesterday, the 22nd. And so, anybody whose registered as a shareholder as of close of business this past Monday, the 22nd, will be entitled to vote on the merger.

Now, in this document, and I know all of you are going to read it cover to cover, sometimes it’s extremely interesting. But, what you’ll find in this document is five or six major things. There’s a lot of pro formas in here about the combined companies and how they will look, you know, on a merged basis. There’s a lot of data in here as to why TSYS, you know, has decided to do what we’re doing. The same thing on the Global Payment side. You’ll find in this document the fairness opinions from bankers that represent TSYS. You’ll find fairness opinions in here and all their financials of the bankers that represented Global. You’ll find some information on executive compensation, which is required. And you’ll also, at the end of the day, obviously, we got to vote. And that’s what all of this is intended to do, give you all this information so you can vote.

And the four things—there are four things that you’ll be voting for as a shareholder. One, to approve the merger. I mean, so that’s first and foremost I guess. The second thing is to approve on a non-binding advisory basis, executive compensation of the the named executive officers of the two respective companies. Again, that’s a requirement. We do that every year in our regular proxy that goes out every, you know, March.

Third, our shareholders are being asked to vote again on advisory non binding basis to approve the change of Global Payments Articles of Incorporation to declassify their board of directors. And I know most of you know what that is, but I’ll take a second. You know, TSYS used to have a classified board where we elected our directors every year on a three-year term. So, basically a third of the board, a third, a third. So, you’ve got a staggered classified board. And we moved away from that, you know, a few years ago. Global hasn’t. Global’s decided, you know, they’ll will move to an annual election of the directors of the combined company. So, you’ll find that in here.

And then you’ll find one last thing that has to be voted on to give, in this case, TSYS, the right to adjourn the meeting if we don’t have, you know, the right number of proxy represented to approve the merger. It gives us that right to adjourn that meeting. So, those are the four things through all this data that you’ll get in the mail here here soon.

And then that kind of leads to a shareholder meeting. It’ll be a short one where basically you’ve been to ours before; it’ll be a lot different than that one. But, so the shareholder meeting has been declared for August the 29th. And TSYS will have theirs in the auditorium here in Columbus at 1:00 p.m. and I suspect, I don’t know, 15, 15, 20-minute meeting, something like that. It won’t—we won’t be long. But that will be the official tally of votes, you know, to report out on the voting of the merger and the four things we voted on.

At 3:00 o’clock that same day Global Payments in Atlanta will have their shareholder meeting. So, that’s kind of is up next, August 29. Kind of moving on to some other activity going on around some integration. I know a lot of people are asking about it and, trust me; a lot of work’s been going on behind the scenes to get ready for it.

And I know Jeff will want to probably talk about this as well, but here in Columbus yesterday Paul Todd led and kicked off a meeting here with a lot of TSYS senior people, management of senior people, around the next steps around integration. And there’s about, I don’t know, 18 or so functional teams that are going to be set up to deal with the integration.

And, as you might expect, there’ll be an integration office. Josh Whipple of Global and Karie Blackstone from TSYS will be the two executives there. There’ll be an executive steering committee, you know, represented by, you know, Jeff, Paul and Patty and others, as well as executives from—some other executives from Global on the executive steering committee.

There will be more said about that, I believe there was a big meeting kick off in Atlanta next Thursday afternoon and all day Friday. So, that’s coming up next. So, it’s not a whole lot more I can share with you at this time. But, after next Thursday night and all day Friday meeting in Atlanta next Friday, you know, things will begin to be disseminated and people will start really working and being active around the integration. So, a lot of work going on there.

I want to just briefly mention leadership. You know, obviously, we’ve talked about certain governance themes of the merger, you know, the board make up and composition and I’ll come back to that in just a minute. Obviously, whose going to be chairman of that board, whose going to be CEO of the company, Paul Todd, Cameron Bready.

One of the things that Jeff and I talked about last week is, you know, we need to start thinking about some announcements around the next level, if you will, of the management of the company. And so, we’re thinking perhaps over the next couple of two or three weeks, you know, look to see something around that as we begin to try to figure out, you know, how we’re going to run this big, big great new company.

And that kind of leads me to the last point here is on the board composition. As many of you know from the announcement, there’ll be a 12-member board. Jeff has more than—and it’s going to be 50/50, six from each company. Jeff will be on the board. I’ll be on the board as chairman. So, that leaves, you know, 10 more, five from each company. Jeff has more than five more on his board. I have more than five on—we have more than five on TSYS board. So, over the next, you know, 30 days or so we really want to get past the August 29 shareholder meetings, you know, we’ll settle that. and, you know, as soon as we get that figured out and settled we’ll certainly keep you posted and communicating as to who the new 12 directors are going to be or who the 12 directors are going to be for the new co. so, again, that’s a whirlwind around. So, we’ll have a chance to come back maybe on some Q&A.

But, let me move on to Jeff. Many of you had a chance to meet Jeff back in early June when I asked him to come down and join us in the auditorium here in Columbus, did a great job. I asked Jeff to come back and join us today and I’m really glad his calendar worked out where he could be with us. He travels a lot as you might expect as well to be with us on this scheduled leadership.

And really I’ve asked him to come up, you know, talk about his perspective of anything he wants to talk about on the merger. But, perhaps, just as important, to talk a little bit about what makes him tick and let your hair down a little bit and tell us what drives you and excites you and so forth and so on.

So, let’s give a warm TSYS welcome to Jeff Sloan, CEO of Global Payments.

(APPLAUSE)

Jeff Sloan

Thanks, Troy. It’s really great to be back here in Columbus and it’s really a privilege to be here with you this morning. And a special thank you to everybody who’s listening in on the phone. So, we don’t usually like to talk about me. There’s 13,000 people at TSYS and 11,000 people at Global Payments today and pretty much nothing gets done at any one of our companies without having, really, as part of a team. But, I do think kind of the first time—or one of the first times that we’re together maybe spend a minute, as Troy mentioned, a little bit on my background and then hopefully a lot more time on how excited I am about our combined companies.

But, let me just start with the background piece. So, I’ve been married for 27 years to my wife and it’s a little embarrassing to say this, but we met at a bar in college. So, if you want to think about how these things actually happen in life it’s not something I usually tell my children, but that’s actually how it happened. Nowadays you don’t do any of those things. You know, my children you just go on the phone and swipe back and forth. But, that’s a long time before—it’s a long time after I met my wife. So, I don’t really know how to do those things. But, so I guess it’s what people do, what people do now.

We have three children. I’m a little bit embarrassed to say also two of them are out of the house already and it’s just my wife, me and my daughter. Our oldest two, our boys, one’s living in New York and working full time already. The other is going to be a junior in college and my daughter is going to be a junior in high school. I don’t know what we’re going to do when she—for those of you who have children, I don’t know what we’re going to do when she moves on. She really is my wife’s best friend. And it’s—that’s going to be hard.

But, thankfully that’s in a couple of years and, you know, we’ll revisit that when we have to cross that—we have to cross that bridge. I’ve been Atlanta for about ten years now and in Georgia. And I told this to Troy, it’s—you know, for those of us here in the room in Columbus, but for all of those of us who are in Georgia, there’s no real better feeling when you’re on the road and you’re traveling then when you really just come back home. And, you know, being here in Georgia has really been one of the great pleasures I’ve had in terms of living somewhere and feeling great about where we are and where we’re going.

The other pleasure, of course, I take is how worldwide our business is as a nature. And I’ll tell you this a little bit on the merger, as Troy did, I’ll comment a little bit on how excited I am about our partnership. But, being part of a company that will be physically in 40 countries and doing business in 100 and speaks, I don’t know the exact number, Ryland, you may know, but I think we speak eight different primary languages every single day. It’s just something we should be incredibly, incredibly proud of.

Anyway, when I started out my career and I know Sanders—Troy made—Sanders is out there somewhere. I don’t know where he’s sitting. So, this is definitely not a—where’s Sanders? There he is, conspicuous as always. But, you know, this is not a dig at the legal department, but I started out as a lawyer, believe it or not, after college, after grad school. And I decided pretty early on as much as I liked doing that work that I really felt like I was missing something and, you know, you certainly work at a law firm as part of the team, but I really felt I was missing first strategy, and kind of talking about strategy of the company and I’ll—that ties into the merger, I’ll come back to that.

But, and the second thing I felt like I really missed was really working as part of a big team. There aren’t a lot of law firms out there that have 24,000 people in them, which is what, you know, our combined partnership will have when our merger closes. And I really felt that there was something missing in terms of what I wanted to achieve as much as I liked what I was doing every day.

So, I was a lawyer for a few years then I went into banking and what’s now Citibank, has become Citibank. And then ultimately ended up at Goldman Sachs. Also a little bit embarrassing is the first time I met Troy and Paul and really Sanders and, honestly, Rick and Phil (PH), I hate to kind of date myself when I do these things, but Paul I think you actually had the year, was it ’96 or it was somewhere, somewhere kind of around then. So, now we’re going back 23 years or whatever that is, you know, from now. And I always tell people I looked a lot different 26 years ago and when you travel a lot like, you know, we all do and you kind of get older it looked a lot different then you did when you were probably 25 or 26. But, I would say for more than half my adult life I’ve really known and been friendly with the folks, you know, here at TSYS in Columbus.

And Troy and I the last time I was here last month we’re talking about all of our meetings back in the depot before we had the new building here in Columbus and now—probably now it’s 20 years old, incredibly it’s not really the new building anymore. But, you know, almost a quarter century I go back with the folks at TSYS and I’m really tremendously impressed and proud of all that TSYS has accomplished during that, you know, during that period.

In any event I was in banking for about 16 years and then Paul Garcia (PH), my predecessor at Global Payments and somebody who Paul and Troy and Rick and Phil and everybody here at TSYS knows very well, was one of my clients when I was in banking. And I really felt like, as much as I liked what I was doing when I was in financial services, that I really felt the opportunity to run a company was very challenging and exciting and something I was looking to do. and, you know, let’s be honest, I was living and working in New York at that time I really felt an opportunity to come to Georgia, in particular is something I really wanted to do. I think it’d be great for my family. And I was super excited about what that meant for their future and, you know, our future. And, you know, it’s nice to say not everything works out in life, but it’s nice to say 10 years later that’s been—it’s gone really fantastically, fantastically well.

So, anyway, enough, you know, enough about me. I do want to talk a little bit, as Troy alluded to, about our merger and how excited I am with our partnership. So, Troy’s covered a lot of the details and I want to thank everybody for all their hard work that they’ve been doing on both sides, as Troy said, to get us to the place that we’re at.

But, I want to just spend a few minutes talking about what I think the benefits are to everybody at TSYS and Global Payments coming out of the merger. And I also want to chat a little bit about what the initial reaction has been from TSYS customers, from Global Payments’ customers and kind of where we go from here because I think that’s a good validation of what we’ve all been doing.

So, first of all, and this does very much tie into the way Troy talked about the TSYS business. First, let me just say that the most important thing in any partnership like this is the quality of our people. And I don’t think there’s any doubt and I was meeting with Ryland this morning having the same conversation. And, of course, I’m not the most objective person, you know, in saying this thing. But, I don’t think there’s any doubt in my mind that we, and by that I mean TSYS and Global Payments, we have the very best people in the world in our businesses. There’s no doubt in my mind whatsoever. Now, am I the most objective person, you know, in saying that; probably not. But, I really believe it to be the case. So, that’s true of any market we’re in, that’s true of any of our competitors. So, the most important thing is the quality of our people and I don’t really think that’s very close.

But, second, in terms of the businesses the way Troy laid them out, what this partnership does is it creates, really, the preeminent pure play payments company in the world. So, let’s use issuing, consumer solutions and merchant the way Troy laid it out to talk about what it does to each of those businesses. So, as you all probably know, TSYS for a long time and Global Payments for a long time have been looking to combine issuing businesses with acquiring businesses. So, here at TSYS and Troy gave you a bit of an update, on card issuing the number one card issuing business by market share in the United States, in Canada, in the United Kingdom and I think number two across Western Europe and number one in China on the TSYS side.

On the Global Payment side the largest merchant payments provider to the small and midsized business globally. And obviously it varies by country. But in those markets that—as those markets I listed really top tier in every one of the markets that I just went through in terms of card issuing. So, combining the issuing business with the acquiring business allows us to grow our software businesses, allows us to cross sell issuing services into acquiring, acquiring into issuing. It allows us to attract more M&A opportunities, which are largely issuing and acquiring together, particularly outside the United States, and allows us to grow more quickly on a cloud SAS software as a service basis than either one of us could do really stand alone on card issuing. I’ll come back to some of the revenue opportunities in a second.

Second, in terms of the consumers solutions business, and Kelly at NetSpend it allows us the opportunity, which in fairness TSYS was already looking at, allows us the opportunity to bring that business outside the United States overseas. So, this is something TSYS has looked at over broader periods of time. But, NetSpend today is solely within the United States. Leveraging the combine companies international footprint we can bring that business quickly overseas.

And based on my meetings with banks outside the United States, there’s plenty of demand for those products outside the United States.

And then lastly the third latest tool, the merchant business, this would result in a company that has about 1.5 million predominantly small and mid-sized merchants, but 1.5 million merchant locations in the United States alone and 3.5 million merchant locations globally. Those are pretty big numbers. It makes us the clear leader, as Troy said, in integrated and vertical markets. This is a huge driver of growth in the merchant solutions business for Mike. It makes us the market leader in ecommerce and omnichannel solutions.

And Paul knows this, I always get the math wrong because I like to—first of all, I’m not the CFO, but second, I like to round up in all these things. So, I’ll just say, Paul will know this, about 900 million of revenue this year when you just add the two businesses—well, Adrina would know this, too—900 million in revenue this year in integrated and broker markets. You just put those two businesses together and merchant, 900 million in revenue also in ecommerce in businesses make us the clear market leader in each one of those globally when you combine those businesses together just looking at merchant.

And the last leg to the stool, which really is embedded in everything Troy said and ties into my comment about how big our business is worldwide is where we are in the most attractive markets. Let’s start here with the United States, which is 70 percent of TSYS’s business and 70 percent of our business. So, market leader in small to midsize businesses. But, importantly, in the rest of North America in Canada where TSYS has a great issuing solution and we have a good acquiring solution in Mexico where, again, TSYS has an active business and we have a good acquiring partnership with HSBC in Mexico and continental Europe. And our partnership with Erste Bank, which is one of the largest banks based in Austria, but across a number of countries in continental Europe, in Spain, in Russia, in China, in India where TSYS already are, in Brazil and Troy already described Brazil.

You put those markets together, there’s no company, pure play payments, that has the breadth of opportunity that we do from the geographic footprint across those faster growth markets than TSYS and Global Payments will have on a combined basis.

The last thing I wanted to do, because I do want to leave some time questions, as Troy said, is talk about what some of the initial feedback has been from our customers, TSYS’s customers over the last couple of months since we’ve announced the combination. And really, the short story is fantastic feedback and great opportunities really all around the board. So, let me give you a few examples.

I’ve been in a couple of meetings with large financial institutions on two continents in the last couple of months. One of the first things they said to me is how fast can we talk to TSYS about getting access to their issuing solutions on—in card issuing? And by the way, that’s unsolicited for me. These are customers of Global Payments, large banks, multi-nationally who want to find a way to find more ways to partner with TSYS and Global Payments. That’s example number one.

Example number two—and Troy actually eluded to this is today, Global Payments and Heartland have vital POS-like solutions. They’re really only in the restaurant channel, not outside of restaurant. Troy talked about BD&D and opportunities with vital POS in retail. That’s not something Global Payments has today. So, we really can’t wait to get our hands on vital POS and have an ability to sell that into the Global Payments merchant base. And I’m sure the same thing is true with Mike in the restaurant space to sell some of those specific restaurant terminals and applications into the restaurant business.

And then lastly is the rights to Kelly’s business at Netspend and I eluded to this before. We’ve had significant discussions with the number of FI partners about—as TSYS was ready about bringing Netspend overseas, primarily into European markets and particularly into western European and continental markets. And given the footprint and the breadth of the combined business and its scope, I think we’ll have an ability to do just that. So, it’s nice to design a plan and to think that it may actually work out. It’s a whole another thing, though, to hear from your customers directly that we want to find ways to give you even more business than you have today and we want to do it right now. We want to do it with TSYS and with you.

So, we’re excited about where we are and we’ve made a lot of progress and we thank everybody for their hard work on all the things that Troy walked through. But, most gratifying has been the reaction of our partners and their willingness to invest in us and their willingness to expand the scope of what they’re doing from a business point of view. So, we’re very fortunate to be in the position that we’re in. We’ve got our fingers crossed, as Troy mentioned a few minutes ago, that everything will go well over the next couple of months. Integration is starting in a more detailed way. It’s already begun on both sides in terms of planning, but in a more detailed basis, we’ll start at the end of next week. We have our earnings call at Global Payments next Tuesday morning. So, hope everybody reads or listens in and does whatever they like to do. So, we’re very excited about that.

And once again, I want to thank you for having me today. It’s really a pleasure to be here in Columbus and also great that everybody is listening in. So, I do want to save some time, Troy, for questions.

Troy Woods

Thank you, Jeff.

Jeff Sloan

Thank you.

Troy Woods

Appreciate it very much.

Jeff Sloan

Thanks for having me.

Troy Woods

Toni, you got some questions that have come in? And I think we have a microphone as well. If we have time, we can get some in the audience as well.

QUESTION AND ANSWER

Toni

All right. Troy, we did have several questions that came in via text. And the first one, you already covered a lot about the integration and what we’ve done so far and where we stand, but part of this question is what is the pace and cadence that you hope to see for the integration? And then also, will we integrate under a slow and steady methodology?

Troy Woods

You want me to start off with that one?

Jeff Sloan

That’s a tough question. You better take that.

Troy Woods

Huh? Well, I did mention about the integration and Jeff did, too. So, I don’t think there’s a whole lot more to add about the timing. Slow and steady. Well, look, I think there’ll be some things that might be slow and steady, that might take a couple of years when you think about some of these major platforms and that kind of thing. But, likewise, you think of some things like the board that I mentioned earlier, TSYS being (inaudible) in the New York Stock Exchange. Some of those things will be fast and furious. You don’t take those slow and steady. They are what they are. So, a little bit of both, I guess. Some things will take a little bit more time than others. But, like I say, we’ve got these I think 18 to 20 functional teams and we’ve committed to the market to make this work, 100 million of rev synergies and 300 million of cost takeout synergies. So, we got to get on with it. Jeff, I know you want to add to that.

Jeff Sloan

Yeah, I would just say that I think that both companies have a lot of experience in doing these kind of things. I would hope that a lot of heavy lifting will be done in relatively short order. There are some things that necessarily will take—technologically will take a period of time. But, I expect to move it to—for it to move relatively quickly, as far as these things goes, recognizing that that some of the technical things necessarily will be over a period of time. But, I don’t see it really dragging on. I feel the companies are so similar in culture and philosophies and markets and ways we go about things.

One of the things that I’m most pleased with—you make a lot of assumptions when you go into these kinds of partnerships. And really sitting here today, a couple of months almost later, there’s really been nothing that has risen that Troy and I have talked about that hasn’t been really exactly or better than we—than we expected. And I expect the integration to go the same way.

Toni

And then this question is really for you, Jeff. And they’re asking about the skill development and learning culture at your company. And what are the key learning initiatives at Global Payments? And what are key technologies that you leverage for product development?

Jeff Sloan

So, it’s great timing. We—I think Ryland planted this question because we had the same conversation this morning right before this meeting. So, I would just say that what I’m looking forward to in all these things is combining the very best of both companies. And I really want to understand more how TSYS goes about the same things because I’m sure there are things that we can do better together than we could separately. But, just as it relates to Global Payments, career development, investment in training, career mobility are really big things for us at Global Payments.

If you go back to what I said a few minutes ago, one of the nice things about being in 32 countries today, which will be 40 shortly, but 32 countries today is we have people who relocate and move around departments and divisions all the time. So, supporting them in those efforts, training, investment in their career development is incredibly important to us and that’s how we facilitated partly to a mobility, point number one.

Point number two, we do every other year surveys of our employees as to what we can do better. Our last one was in August of 2018. One of the things that came out was training. So, what we did in February and March of 2019 is we put up a new learning center within the corporate intranet of Global Payments. And it’s very self service like in the sense that we have a variety of modules that you can go online at your own time, at your own convenience and take modules in things like how do I become a better manager, how I provide feedback at compensation time, what should I think about promotion, how do I tackle unconscious bias. So, there’s a lot of things that we actually enable in terms of self learning. By the way, in that last point in unconscious bias, we also have physical training courses beyond the self help.

But, I’ll say more generally, we have leadership seminars and leadership training and those are the kind of things that they want to understand more how TSYS—well, I know it’s incredibly important—how TSYS goes about the same thing to see what ideas we could get. But, all these things are very important to Global Payments. And I think as I mentioned last time when I was here in early June that I think the results of our survey from our employees reflect their view on how well we’re doing in career training development.

Toni

And then the next question is how active of a role is Troy expected to take as chairman of the board of the combined company? For example, are there plans for a division of leadership responsibilities?

Troy Woods

I’m going to be allied supreme commander. No. Look, as we said, I’m going to be chairman of the board and I think all of you probably understand what responsibilities go with chairman of the board. And working with Jeff and the board and strategy and M&A and things like that. Culture will be a big part of some of the things I want to zero in on. But, I think make no mistake about it, Jeff will be CEO and rightfully so of this company and the buck stops with the CEO and he’ll be leading the vision of the company. And so, I won’t really have any executive—what’d you say, divisional responsibilities?

Toni

It was set as leadership.

Troy Woods

Jeff has been very gracious. He wants me to make some trips with him later in the fall overseas to meet some of his larger partners, which I’m delighted to do. So, I’m not going away too far. Jeff, you may have a different opinion on that. I don’t know.

Jeff Sloan

You just answer the right questions. Every time I come here, I get these—no, listen, I would just say we talked about this a little bit last week when Troy was in Atlanta. But, everybody’s different, but I speak to our current chairman, I speak to every week, if not more than every week, frequently. And we’ll find a right cadence course as between the two of us, but Troy’s not going anywhere, notwithstanding his graciousness. We know he’s been with us for a long time and I really view all these things as a partnership as I think all good companies really need to be.

Troy Woods

Okay.

Toni

And the next question is—I know you went over how when we pull the two companies, how consumer and merchant, but the question is specifically are we still committed to our issuer and consumer businesses?

Jeff Sloan

Yes. So, listen, I’ll—just speaking for Global Payments for a second. We would not have done this partnership that we’ve done if it didn’t come with card issuing and didn’t come up with consumer solutions, just to be clear. And I hope that Troy feels the same way, that this isn’t about one line of business and not the—not all of them. So, listen, it’s clear to me based on the feedback I was sharing a few minutes ago, that our thesis going on, that we’re stronger together, with all of our businesses combined has absolutely played out with the meetings I’ve been having over the last couple of months with some of the largest, most sophisticated financial institutions and partners really in the world. TSYS wouldn’t be who it is today without every business within it. We wouldn’t be—Global Payments wouldn’t be who it is. And the combined company wouldn’t be who we’re going to be without all those elements.

By the way, it’s not like we’re the only people with this idea. If you look at some of the other—people ask these questions, but I’d like to say we’re uniquely the only people who think these businesses go together. But, if you look at Pfizer and you look at Fidelity and Worldpay, there’s no monopoly on this idea. Clearly, other people think the same thing made sense. So, there’s no doubt we’re stronger together with all of our businesses combined and we tend to absolutely operate that way.

Toni

Anything you wanted to add, Troy?

Troy Woods

No, not really. I agree with Jeff. Obviously, we had a lot of conversations about this. And when you think about putting together a, what, $50 billion market cap company and over half the revenue of TSYS in the issuing business, you don’t do that and not be interested in the issuing business. And as I think Jeff said, you take the best of what they have been known for over the years and decades and the merchant acquiring and although we have branched out, clearly our legacy, if you will, and our longer history is in the issuing. It’s over half our business. So, you put those two together and I think Jeff made this point a minute ago, it is the only global pure play business in the world. A $50 billion market cap company with $8.5 billion of combined revenue is going to be pretty formidable. So, yeah. Yeah.

It will be the first time—I think I’ve said this before. It will be the first time in our history that the issuing business isn’t the largest component, if you will, whether it remains all the segments we have today and time will today. But, it’s certainly—merchant will be the larger of the businesses combined and that’s fine.

Toni

Would you like to take one more question? And that is how will the merger affect TSYS data centers?

Troy Woods

TSYS—oh, data centers. Oh, okay. Good question. How is that going to affect them, Jody? Well, look, a couple of thoughts. Even without the merger going on, we’ve got a lot of things going on that affect and having some impact on our data centers. For instance, we’ve got our new colo facility up in Suwanee that’s getting a lot of activity now. We’re moving business to it. So, we’ve got the north and east center here. So, a lot of that’s being changed and dealt with anyway. We have a new prime minister in the UK and he’s a pretty hard lined Brexit kind of person and our other large data center outside of—two in Columbus is in Nashborough and time will tell what all that means. Again, notwithstanding the merger going on. And then you throw on top of that, I guess, to the question with the merger going on. It’s just too early, I think, to tell about all of it, but there is a lot of change going on, again, without the merger with respect to data centers.

I think—well, I’ll let you speak to yours, but you have a lot of more colo. And so, these integration teams, that’s why you put them together and go through and determine—as I think Jeff talked about, better together. How do we figure out, take the best of each company’s world and make it better tomorrow not only for our team members, but our customers? And so, it’ll take some time. But, a lot going on in the data center world. Jody, do you want to add to that?

Jody

No, sir.

Jeff Sloan

Well, I think that’s exactly right. I think I leave it to the experts to figure out what the right strategies are on things like that. But, we—listen, we certainly have a lot of strengths on a combined basis. Technology, as we said at the time of the announcement, at the end of May, the combined partner companies is going to have 6,000 people in technology. So, we got a lot of really smart capable people who I know will make the very best decisions on that and everything else as it relates to technology.

CONCLUSION

Troy Woods

Anymore? Or, you want to go—does anybody have a question here this morning burning on your mind? Hard to see. We’ve answered all of them, right? No questions? Well, again, Jeff, thank you so much for coming. Let’s give him another round for coming out.

Jeff Sloan

Thanks for having me.

Troy Woods

And stay tuned. We’ve got our website we continually update. There will be later this afternoon. We’ll take the video here today and upload it to TSYS Teamworks. So, you’ll have that. Stay tuned for the next scheduled event, which is probably—at least from your perspective is the big earnings coming up. And then the shareholder meeting on the 29th. Thanks, again. Have a great week. Bye-bye. Thanks, Jeff.

Jeff Sloan

Thanks for having me. Appreciate it, man.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TSYS and Global Payments operate and beliefs of and assumptions made by TSYS management and Global Payments management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of TSYS, Global Payments or the combined company. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of TSYS or Global Payments or their management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in TSYS’ and Global Payments’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of TSYS and Global Payments to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against TSYS, Global Payments or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by TSYS shareholders and Global Payments shareholders on the expected terms and schedule; difficulties and delays in integrating the TSYS and Global Payments businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm TSYS’ or Global Payments’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to TSYS’ or Global Payments’ ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; failing to comply with the applicable requirements of Visa, Mastercard or other payment networks or card schemes or changes in those requirements; the ability of TSYS or Global Payments to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of Global Payments following the merger, including the dilution caused by Global Payments’ issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which TSYS and Global Payments operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond TSYS’ or Global Payments’ control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither TSYS nor Global Payments undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TSYS’ and Global Payments’ most recent annual reports on Form 10-K for the year ended December 31, 2018, quarterly reports on Form 10-Q for the period ended March 31, 2019, and any material updates to these factors contained in any of TSYS’ and Global Payments’ future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, Global Payments filed with the SEC a registration statement on Form S-4 to register the shares of Global Payments’ common stock to be issued in connection with the merger on July 23, 2019. The registration statement includes a joint proxy statement/prospectus. Global Payments and TSYS commenced mailing the joint proxy statement/prospectus to shareholders on or about July 25, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT TSYS, GLOBAL PAYMENTS AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from TSYS at its website, www.tsys.com, or from Global Payments at its website, www.globalpaymentsinc.com. Documents filed with the SEC by TSYS will be available free of charge by accessing TSYS’ website at www.tsys.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to TSYS at One TSYS Way, Columbus, Georgia 31901, and documents filed with the SEC by Global Payments will be available free of charge by accessing Global Payments’ website at www.globalpaymentsinc.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Global Payments at 3550 Lenox Road, Suite 3000 Atlanta, Georgia 30326, Attention: Investor Relations.

Participants In The Solicitation

TSYS and Global Payments and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Global Payments and TSYS in respect of the proposed merger under the rules of the SEC. Information about Global Payments’ directors and executive officers is available in Global Payments’ proxy statement dated March 13, 2019 for its 2019 Annual Meeting of Shareholders. Information about TSYS’ directors and executive officers is available in TSYS’ proxy statement dated March 20, 2019 for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus referenced above and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Global Payments or TSYS using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.